Exhibit 99.2

Illinois Tool Works and Relational Investors Announce Cooperation Agreement

GLENVIEW, ILLLINOIS─ (January 13, 2012)─ Illinois Tool Works Inc. (NYSE: ITW) and Relational Investors LLC today announced that they have entered into a mutual cooperation agreement giving Relational an option to appoint David H. Batchelder, its principal and co-founder, to ITW's board of directors.

"ITW and Relational have engaged in a series of productive discussions about our business and growth prospects," said David B. Speer, ITW's chairman and chief executive officer. "We welcome open dialogue with and input from our shareholders and are pleased to have reached this agreement with Relational. Our board and management team remain committed to generating profitable growth and delivering strong returns and we look forward to continuing to enhance value for all of our shareholders."

The mutual cooperation agreement provides Relational with an option to appoint Mr. Batchelder to the ITW board of directors at Relational's request any time after ITW's 2012 Annual Meeting of Stockholders but before the sixtieth day prior to ITW's 2013 Annual Meeting of Stockholders. Should Mr. Batchelder join the Company's board, ITW agrees to re-nominate him at the Company's 2013 Annual Meeting of Stockholders for a customary one-year term. During the term of the agreement, Relational has agreed to support the Company's recommendations for nominees to the board.

Relational began investing in ITW shares in mid-2011 and, as of the quarter ending December 31, owned approximately 2.1% of ITW's common stock. The agreement is detailed in an exhibit to the Form 8-K that the Company filed today with the Securities and Exchange Commission.

With nearly 100 years of history, ITW is a Fortune 200 global diversified industrial manufacturer. The Company's value-added consumables, equipment and service businesses serve customers in developed as well as emerging markets around the globe. ITW's key business platforms, including Welding, Automotive OEM, Industrial Packaging, Food Equipment, Construction, Polymers and Fluids, Test and Measurement, Electronics, Decorative Surfaces and Automotive Aftermarket, employ more than 60,000 people worldwide. ITW's revenues totaled $15.4 billion in 2010, with more than half of these revenues generated outside of the United States.

CONTACT: John L. Brooklier, 847-657-4104 or jbrooklier@itw.com